UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at August 14, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 14, 2006

Print the name and title of the signing officer under his signature.
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Taseko Mines Limited
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

UPDATE ON DRILLING PROGRAM AT TASEKO'S GIBRALTAR MINE
FURTHER DRILLING PLANNED IN 2006

August 14, 2006, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) announces that the results from this year's diamond drilling program at the Gibraltar Mine are confirming continuity, location, and grade of the deposit beyond the boundaries of the currently defined mineral resources and adjacent to existing proven and probable reserves. New geological model analysis has also been done that indicates potential for further expansion of resources in the area between the existing Pollyanna and Granite Lake pits. Based on these results, the Company will be expanding this year's drill program by an additional $1,000,000. A positive outcome of this expanded program will bode well for the near term economics of Gibraltar as it will allow for simplification of the mine development.

Since March 2006, 62 diamond drill holes, totalling 18,000 meters, have been completed at Gibraltar at a cost of $2 million. Approximately 75% of the drilling was carried out in areas immediately below or beside current mineral reserves. These areas were not sufficiently drilled in previous programs to qualify as measured resources.

A main objective of this year's drill program was to define an additional 75 million to 100 million tons of resources that could be upgraded to reserves; results to date indicate that this objective should be achieved. A key approach applied in the program was to continue drill holes as long as mineralization was encountered that could readily be included in the mine plan, rather than stopping holes at a pre-determined depth as had been done in the past. This deeper drilling has provided critical information below the current pit walls where the inherent strip ratio would be reduced by mining of the current reserves. A reserve update will be published following full mine plan development and economic analysis.

In addition to the above, geological models for the two main current pits, Pollyanna and Granite Lake have been combined. A significant volume of material occurs within the wedge between the two pits which provides potential new reserves within a larger pit with a relatively low strip ratio. This area is the target of the further drilling for 2006 and if the results are as anticipated, these additional resources will then be included in mine planning and development to be upgraded to a mineral reserve.

Specific drilling results from the first 2006 drilling program will be released when all assaying is completed. Updates on the drilling between the Pollyanna and Granite Lake pit will be provided when sufficient information is obtained and confirmed.

For further details on Taseko Mines Limited, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

The Toronto Stock Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Taseko's Annual Information Form ("AIF") filed with Canadian securities regulatory authorities, or Taseko's annual Form on 20F ("20F") filed with United States securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding financial results and expectations for 2006 and include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and 20F, and include unanticipated and/or unusual events. Many of such factors are beyond Taseko's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Taseko disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

For further information on the Company, Investors should review the Company's Canadian public filings at www.sedar.com or its US public filings at www.sec.gov.